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FORM 10-C


Securities and Exchange Commission
Washington, D.C. 20549


Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:  Staples, Inc.

ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:  100 Pennsylvania Avenue
                                         Framingham, MA 01701

ISSUER'S TELEPHONE NUMBER (including Area Code): (508) 370-8500

I.  CHANGE IN NUMBER OF SHARES OUTSTANDING
    Indicate any change (increase or decrease of five percent or more in the number of shares outstanding.

1.  Title of security:  Common Stock $.0006 par value

2.  Number of shares outstanding before the change:  106,043,416

3.  Number of shares outstanding after the change:  159,065,124

4.  Effective date of change:  March 25, 1996

5.  Method of change:  Effected as stock dividend
    Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): Stock split

    Give brief description of transaction: Three-for-two Common Stock split effected as a 50% Common Stock dividend payable on March 25, 1996 to the holders of record on March 15, 1996


II. CHANGE IN NAME OF ISSUER

1.  Name prior to change:  N/A

2.  Name after change:  N/A




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3.  Effective date of charter amendment changing name:  N/A

4.  Date of shareholder approval of change, if required:  N/A



3/25/96   Peter M. Schwarzenbach, Secretary
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Date        Officer's Signature and Title



Return to:  The Nasdaq Stock Market
            Attn: 10C Form
            80 Merritt Boulevard
            Trumbull, CT 06611
            (203) 37509609